Mail Stop 4561

June 3, 2008

Mr. Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

> **Re: Hospitality Properties Trust**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-11527**

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1. Business, page 1

1. Please tell us and disclose in future filings the number of your properties that are considered full service, limited service, and extended stay. Within those three categories, please identity the number in each of the standard scale tiers, <u>e.g.</u>, luxury, upper upscale, upscale, and midscale for the full service category.

Financial Statements

4. Management Agreements and Leases, page F-10

2. Explain to us in greater detail the terms of your settlement with Prime Hospitality Corp and your rationale for deferring and amortizing the $44,281 settlement over the initial 15 year term of the management contract for the affected hotels. Cite any relevant accounting literature in your response.

8. Acquisitions, page F-15

3. We note that you filed an amendment to your Form 10-K to include summary audited financial information for TravelCenters of America LLC. Please revise your amendment to include summary cash flow information for TA. In your revised amendment please include Item 15 and any other affected Items in their entirety. In addition to providing such amendment, please confirm that you will include unaudited summary financial information for TA in your future interim filings as the properties leased to TA represent more than 20% of your assets.

Proxy Statement filed on Schedule 14A on April 2, 2008

Compensation Discussion and Analysis, page 15

Analysis of Grants under Our Incentive Share Award Plan, page 15

4. We note that you have included several factors that the Compensation Committee considers when setting incentive share awards. Please revise future filings to analyze how the Committee's consideration of these factors resulted in the amounts paid to each executive officer and tell us how you will comply with this comment.

5. In the fourth paragraph of this section, you state that the Compensation Committee meets with your Managing Trustees in order to "provide a comparative understanding of potential share grants by [you] and the other

affected companies." Please revise future filings to describe how information about the other "affected companies" affects your compensation determination and tell us how you will comply with this comment. For example, if the information is used as a benchmark for setting your compensation amounts, please state as such. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please clarify which companies are considered "affected companies."

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Karen Garnett, Assistant Director, at (202) 551-3785 with regard to legal comments.

Sincerely,

Robert Telewicz
Senior Staff Accountant